Exhibit 99.1

EXPERT PERSPECTIVES CALL Sepofarsen – InSight Open Label Extension Study Update July 20, 2020 Exhibit 99.1

Forward looking statements This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen, and the clinical development and the therapeutic potential thereof, our other programs and business operations, including timing of commencing clinical trials and enrollment of patients therein, the expected impact of the COVID-19 on our business operations, including our research and development plans and timelines and the supply chain for our clinical and development programs, and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, financial and accounting risks and litigation. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law. P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l 2

>2,000,000 people living with Inherited retinal disease P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l 3

Very few have a treatment >2,000,000 people living with Inherited retinal disease P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l 4

# RNA therapies in pipeline for >100,000 IRD patients



50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
~2,000
~16,000
~2,000
~1,000
~7,000
~10,000
~500
Sepofarsen for LCA10
QR-421a for Usher Syndrome
QR-1123 for P23H adRP
QR-411 for Usher Syndrome
QR-1011 for Stargardt's Disease
QRX-461 for Usher Syndrome
QRX-136 for LCA10
Other programs for mutations causing IRD's

ProQR Therapeutics – Expert Perspective Call 5

ProQR RNA therapy development pipeline


DISCOVERY
PRECLINICAL DEVELOPMENT
PROOF OF CONCEPT TRIALS
LATE STAGE/ REGISTRATIONAL TRIALS
Ophthalmology
Sepofarsen (QR-110) for LCA10 p.Cys998X
Illuminate
QR-421a for Usher syndrome 2A exon 13
STELLAR
QR-1123 for P23H adRP - discovered by Ionis
Aurora
QR-504a for FECD3
QR-411 for Usher syndrome 2A PE40
QR-1011 for Stargardt's disease c.5461-10T>C
QRX-461 for Usher syndrome undisclosed mutation
QRX-136 for LCA undisclosed mutation

Productive discovery engine leading to steady expansion of the pipeline of molecules targeting Inherited Retinal Diseases

ProQR Therapeutics – Expert Perspective Call 6

Sepofarsen (QR-110) for LCA10

LCA10

Lose sight in first years of life

No approved therapy currently available

p.Cys998X mutation affects ~2,000 patients in the Western world

RNA therapy: sepofarsen

Goal: Restore vision/ prevent vision loss in patients with LCA10

Locally adminis-tered in the eye. Routine intra-vitreal procedure

Anticipated infrequent dosing of 2 times a year

- ✓ Established modality in eye
- ✓ Strong preclinical proof of concept in human retina in preclinical models
- ✓ Top-line Phase 1/2 clinical trial results showed rapid, significant and durable activity and was well tolerated
- ✓ Orphan drug designation & Rare pediatric disease designation
- ✓ FDA Fast track designation and access to EMA PRIME program
- Phase 2/3 *Illuminate* trial ongoing


QR-110
QR-110

ProQR Therapeutics - Expert Perspective Call 7

Phase 1/2 + extension trial design

Open label, extension trial, LCA10 patients with 1 or 2 copies of p.Cys998X


001 Study
Screening baseline
12 months treatment in worse eye
Adult 160/80µg dose
Adult 320/160µg dose
Pediatric 160/80µg dose
Pediatric 320/160µg dose
002 (Extension) Study
Extension trial 160/80µg dose
Analysis 3-month Data + 2nd eye
inSight
= DSMC review

ProQR Therapeutics – Expert Perspective Call 8

Phase 1/2 showed rapid and sustained benefit Treated Subjects (n=11) BCVA across 2 cohorts Mobility FST 0,2 0,1 0 -0,1 -0,2 -0,3 -0,4 -0,5 -0,6 -0,7 -0,8 0,2 3,5 Impaired Acuity Less Sensitive Less Impairment 3 0 2,5 -0,2 2 -0,4 * 1,5 -0,6 1 -0,8 0,5 -1 0 -1,2 -0,5 More More Sensitive Improved Acuity Impairment * Visual acuity and FST peaks associated with cataract occurrence. These subjects regained their pre-cataract visual acuity after surgery. 1st eye 2nd eye 1st eye red light 1st eye blue light 2nd eye red light 2nd eye blue light score (n=10) P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l 9 Change in BCVA (LogMAR) Change in FST (log cd/m2) Change in Mobility (levels) Eye BCVA – LogMAR (n=11) Red FST – log cd/m2 (n=10) Blue FST – log cd/m2 (n=10) Mobility course – composite Treated (TE) -0.55 (0.26) p<0.05 vs. CE -0.91 (0.18) p<0.01 vs. CE -0.79 (0.23) p<0.02 vs. CE 2.5 (0.99) p=0.1 vs. CE Untreated (CE) -0.12 (0.07) -0.16 (0.16) 0.02 (0.11) 1.75 (0.75)

Target registration dose – key outcomes Onset of effect at month BCVA 3, sustained out to month 12 FST Mobility 0,2 0,2 4,5 4 3,5 3 2,5 2 1,5 1 0,5 0 Impaired Acuity Less Sensitive Less Impairment 0 0 -0,2 -0,2 -0,4 -0,4 -0,6 -0,6 -0,8 -0,8 -1 -1 -1,2 -0,5 More More Sensitive Improved Acuity Impairment 1st eye 2nd eye 1st eye 2nd eye 1st eye red light 1st eye blue light 2nd eye red light 2nd eye blue light score (n=6) P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l 10 Change in BCVA (LogMAR) Change in FST (log cd/m2) Change in Mobility (levels) Eye BCVA – LogMAR (n=6) Red FST – log cd/m2 (n=6) Blue FST – log cd/m2 (n=6) Mobility course – composite Treated (TE) -0.93 (0.43) p=0.13 vs. CE -0.66 (0.14) p<0.05 vs. CE -0.63 (0.31) p=0.09 vs. CE 4.0 (1.27) p=0.06 vs. CE Untreated (CE) -0.22 (0.11) 0.05 (0.17) 0.12 (0.16) 2.7 (1.11)

# *InSight* open label extension study update

*Preliminary data*

ProQR Therapeutics – Expert Perspective Call Preliminary data 11

InSight study overview

- 9 subjects from the 11 in Phase 1/2 rolled over into the *InSight* study
  - 2 subjects elected not to roll over for personal reasons
- 7 subjects have been dosed so far in the extension study, 4 of which have been dosed in the second eye
  - All subjects have been switched over to Phase 2/3 target dose regimen
  - Some redosing visits have been delayed due to COVID-19 site limitations and cross-border travel restrictions
- No changes to the overall safety profile

ProQR Therapeutics – Expert Perspective Call Preliminary data 12

Change from baseline to 3 months post dosing -3 -3 -2,5 -2,5 -2 -2 -1,5 -1,5 -1 -1 -0,5 -0,5 0 0 BCVA FST Red FST Blue BCVA FST Red FST Blue BCVA FST Red FST Blue BCVA FST Red FST Blue 1st eye *= 6 month value of 2nd eye as 3 month visit was missed due to COVID-19 P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l P r e l i m i n a r y d a t a 13 FST (Log cd/m2) BCVA (LogMAR) Subject P2 Subject P3 Subject P11* (homozygous) Subject P1 X

Change from baseline to 3 months post dosing Consistent treatment response in both eyes -3 -3 -2,5 -2,5 -2 -2 -1,5 -1,5 -1 -1 -0,5 -0,5 0 0 BCVA FST Red FST Blue BCVA FST Red FST Blue BCVA FST Red FST Blue BCVA FST Red FST Blue 1st eye 2nd eye *= 6 month value of 2nd eye as 3 month visit was missed due to COVID-19 P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l P r e l i m i n a r y d a t a 14 FST (Log cd/m2) BCVA (LogMAR) Subject P2 Subject P3 Subject P11* (homozygous) Subject P1 XX

Subject P2 160 μg 80 μg 80 μg Baseline characteristics 0,5 0 -0,5 -1 -1,5 -2 -2,5 -3 -3,5 2 1,5 1 0,5 0 -0,5 -1 -1,5 1,5 1 0,5 0 -0,5 -1 -1,5 -2 BCVA Change from baseline • • 41yrs, Male, Heterozygous Light Perception, both eyes Treatment response • First eye • Significant and sustained benefit FST red Change from baseline • Lost benefit after not being redosed in first eye for 15 months, as expected Scheduled to be redosed in first eye after COVID-19 • • Second eye FST blue Change from baseline • Responded the same way as first eye • Maximum treatment response -2.74 LogMAR 1st eye 2nd eye Onset of lens opacity Lens replacement IVT injection P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l P r e l i m i n a r y d a t a 15 FST (log cd/m2) FST (log cd/m2) BCVA (LogMAR) Direction of improvement Direction of improvement Direction of improvement -2.5 -2.66

Subject P3 160 μg 80 μg 80 μg 80 μg Baseline characteristics 0,5 0 -0,5 -1 -1,5 -2 -2,5 0,5 BCVA Change from baseline • • 44yrs, Male, Heterozygous 1st eye: 2.4 LogMAR(HM); 2nd eye: 1.66 LogMAR(CF) Treatment response • First eye FST red Change from baseline • Significant and sustained benefit 0 • Developed a cataract in first eye at month 20 leading to reduction in BCVA Lens replacement completed, follow-up measurement pending COVID-19 measures to lift -0,5 -1 • -1,5 0,5 FST blue Change from baseline 0 • Second eye -0,5 • Responded the same way as first eye -1 • Maximum treatment response -1.82 LogMAR -1,5 -2 1st eye 2nd eye Onset of lens opacity Lens replacement IVT injection P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l P r e l i m i n a r y d a t a 16 FST (log cd/m2) FST (log cd/m2) BCVA (LogMAR) Direction of improvement Direction of improvement Direction of improvement -0.8 -1.28

Subject 160 μg P11 Baseline characteristics 0,05 0 -0,05 -0,1 -0,15 -0,2 -0,25 -0,3 -0,35 0,2 0 -0,2 -0,4 -0,6 -0,8 -1 0,2 0 -0,2 -0,4 -0,6 -0,8 -1 BCVA Change from baseline • • 14yrs, Female, Homozygous 1st eye: 0.63 LogMAR(20/80); 2nd eye: 0.48 LogMAR(20/50) Treatment response • First eye FST red Change from baseline • Benefit sustained for 15+ months, likely due to homozygous genotype • Subject will likely get redosed in first eye • Second eye • Responded the same way as first eye FST blue Change from baseline 1st eye 2nd eye IVT injection P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l P r e l i m i n a r y d a t a 17 FST (log cd/m2) FST (log cd/m2) BCVA (LogMAR) Direction of improvement Direction of improvement Direction of improvement -0.06 -0.25

Subject P1 160/80 μg 80 μg 80 μg 80 μg 80 μg 80 μg Baseline characteristics 0,5 0 -0,5 -1 -1,5 -2 -2,5 0,5 0 -0,5 -1 -1,5 -2 -2,5 -3 0,5 0 -0,5 -1 -1,5 -2 -2,5 BCVA Change from baseline • • 19yrs, Male, Heterozygous Light Perception, both eyes Treatment response • First eye • No response on BCVA as started trial at Light perception only Meaningful response on FST Subject perceives meaningful benefit FST red Change from baseline • • • Second eye • Responded the same way as first eye FST blue Change from baseline 1st eye 2nd eye Onset of lens opacity IVT injection P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l P r e l i m i n a r y d a t a 18 FST (log cd/m2) FST (log cd/m2) BCVA (LogMAR) Direction of improvement Direction of improvement Direction of improvement

Summary and next steps

- 4 out of 4 second eyes treated have responded consistently with the first eye, confirming the benefit seen in Phase 1/2
- Safety profile consistent with that observed in the Phase 1/2 results
- Data supports selection of 160/80 µg target registration dose
- Additional longitudinal data support 6-month dosing intervals
- Building additional confidence in ongoing *Illuminate* pivotal Phase 2/3 trial

ProQR Therapeutics – Expert Perspective Call Preliminary data 19

Change from baseline to 3 months post dosing Consistent treatment response in both eyes -3 -3 -2,5 -2,5 -2 -2 -1,5 -1,5 -1 -1 -0,5 -0,5 0 0 BCVA FST Red FST Blue FST Red FST Blue BCVA FST Red FST Blue 1st eye 2nd eye *= 6 month value of 2nd eye as 3 month visit was missed due to COVID-19 P r o Q R T h e r a p e u t i c s – E x p e r t P e r s p e c t i v e C a l l P r e l i m i n a r y d a t a 20 FST (Log cd/m2) BCVA (LogMAR) Subject P2 Subject P3 Subject P11* (homozygous) Subject P1 XX BCVAFST RedFST Blue BCVA

Subject P3: Illustration of BCVA improvement

- Baseline:
  2.4 LogMAR (20/1000)
- 3 months:
  1.12 LogMAR (20/125)
- Improvement:
  1.28 LogMAR*

*From being worse than legally blind to navigating freely, watching tv and being able to see family faces.

Baseline (2.4 LogMAR) | M3 (1.12 LogMAR) | M9 (0.58 LogMAR)



Using "Thru My Eyes" App

ProQR Therapeutics – Expert Perspective Call   Preliminary data   21

IT’S IN OUR RNA